

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 21, 2008

VIA U.S. MAIL and FACSIMILE: 011 (86 10) 6788-6299

Mr. Takyung Tsang
Chief Financial Officer
China Medical Technologies, Inc.
No.24 Yong Chang North Road
Beijing Economic-Technological
Development Area, Beijing F4 100176

RE: **China Medical Technologies, Inc.**
Form 20-F for the fiscal year ended March 31, 2008
Filed June 27, 2008
File No. 000-51440

Dear Mr. Tsang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F – Annual Report

Item 5. Operating and Financial Review and Prospects - Revenues, page 55

1.   We reference the discussion on page 55 that to promote the sale of your ECLIA reagents you recently started to rent your ECLIA analyzers free of charge. Tell us and disclose in future filings your accounting treatment for these ECLIA analyzers provided free of charge.

Financial Statements

Note 3. Acquisitions, pages F-14 and F-15

2.   We reference your acquisitions of FISH and BBE discussed in Note 3 on pages F-14 and F-15. Please tell us whether you have filed financial statements of these businesses as required by Item 8 of the Form 20-F rules and Rule 3-05 of Regulation S-X or tell us why these financial statements are not required.

3.   Please tell us about the $22 million deposit made July 20, 2007 for a potential acquisition discussed in Note 3(c) on page F-16, including the status of the acquisition, expected timeframe and significant terms and provisions.

*****

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief